Exhibit 99.1

Bitdeer Announces February 2025 Production and Operations Update
-	SEAL03 sample wafers achieved a power efficiency of 9.7 J/TH at the chip level during chip verification and prototype testing while running at low voltage, ultra power-saving mode
-	Anticipate SEALMINER A3 mass production to commence in the latter half of 2025

SINGAPORE, March 12, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for February 2025.

Operational Update

•	Self-mined Bitcoin: 110 bitcoins, down from January 2025 due to less days in February.
•	Mining Rig Manufacturing and R&D:
o	SEALMINER A1:
o	Mass production of approximately 3.7 EH/s of mining rigs is nearly finalized.
o
0.7 EH/s are energized, 0.4 EH/s have been delivered for installation, 0.2 EH/s are in-transit to datacenters, 2.3 EH/s have been produced and ready for shipment and 0.1 EH/s remain in production. We expect to ship all remaining mining machines to mining facilities in March 2025.

o	SEALMINER A2:
o
Production of approximately 35 EH/s are expected to be completed in October 2025, of which 0.6 EH/s have been produced and are ready for shipment. We expect approximately another 1 EH/s to be manufactured in March 2025.

o	Approximately 7 EH/s out of the 35 EH/s of SEALMINER A2s allocated for external sales are expected to begin shipment in March 2025.
o
Recently, certain customers have requested to delay their final payment for SEALMINER A2s due to lower Bitcoin price. Furthermore, they have also requested alternative purchase options for future generations of SEALMINER machines. As such, Bitdeer plans to redirect SEALMINER A2s previously allocated for external sale to self-mining to avoid idle inventory. However, the Company is confident that all 7 EH/s will be sold in the near future.

o	While allowing customers to delay final payment, Bitdeer will retain customers’ down payment on SEALMINER A2s.
o	SEALMINER A3:
o	SEAL03 sample wafers achieved an energy efficiency of 9.7 J/TH at the chip level during chip verification and prototype testing while running at low voltage, ultra power-saving mode.
o	SEALMINER A4:
o	SEAL04 R&D remains on track to achieve an expected chip efficiency of approximately 5 J/TH with anticipated initial tape-out in Q3 2025.
•	HPC/AI:
o	Discussions are ongoing with multiple development partners and potential end users for select large scale sites in U.S. for HPC/AI.
•	Hosting:
o	Client-hosted machines decreased by 17,000 units or 1.7 EH/s in February, due to customers kept disposing their less efficient mining rigs.
•	Infrastructure:
o	Tydal, Norway, 40 MW phase 1 expansion energization application has entered into the fast track for final regulatory approval.
o
Rockdale, Texas, USA, 100 MW hydro-cooling conversion is on track to commence phased energization in March 2025, of which approximately half of the capacity will be used for operating SEALMINER A1 Hydro-cooled machines. As of the date of this report, more than 500 units of  SEALMINER A1 Hydro-cooled machines have already been energized, running stably with very low defective rate and the Company expects more SEALMINER A1 Hydro-cooled and SEALMINER A2 series mining rigs will be delivered to Rockdale, Texas in March 2025.

o	Clarington Phase 2, Ohio, USA, 304 MW is still pending approval and in negotiation with the landlord.
o	Jigmeling, Bhutan, 500 MW construction is on track with the primary substation expected to be completed by the end of March 2025.
•	Share Repurchase:
o	Completed the repurchased approximately US$9 million of the Company’s Class A ordinary shares at the end of February 2025 while the share price dropped significantly.
o
The Company’s board of directors approved a new share repurchase program to repurchase up to additional US$20 million worth of its Class A ordinary shares effective from February 28, 2025 through February 28, 2026.

Management Commentary

We expect nearly all SEALMINER A1s to be energized during March and April 2025. Further, we remain focused on executing our chip roadmap on SEALMINER A2 and SEALMINER A3. We will leverage our massive 2.6 GW power portfolio for HPC/AI. We have advanced discussions with multiple development partners and potential end users for selecting large scale sites in U.S. and hope to provide an update to investors in the coming months.

Production and Operations Summary

Metrics	Feb 2025	Jan 2025	Dec 2024
Total hash rate under management[1] (EH/s)	20.9	22.4	21.6
- Proprietary hash rate	9.4	9.2	8.9
• Self-mining	9.0	8.7	8.5
• Cloud Hash Rate	-	-	-
• Delivered but not hashing	0.4	0.5	0.4
- Hosting	11.5	13.2	12.7
Mining machines under management	163,000	179,000	175,000
- Self-owned[2]	88,000	87,000	85,000
- Hosted	75,000	92,000	90,000
Bitcoins mined (self-mining only)	110	126	145
Bitcoin held[3]	1,039	724	594

1 Total hash rate under management as of February 28, 2025 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.
3 Bitcoins held do not include the Bitcoins from deposits of the customers.

Additional Details Regarding CEO’s Rule 10b5-1 Plan
As previously announced on February 25, 2025, Chairman of the Board and Chief Executive Officer, Jihan Wu, has adopted a plan to sell up to 4 million ordinary shares of the Company on multiple pre-determined dates starting in March 2025 and ending no later than the earlier of June 15, 2025 or the date that the aggregate number of ordinary shares sold under the Plan reaches 4 million. The plan was designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “plan”). The Company was informed of the terms of the plan as follows:
•	1 million Class A ordinary shares may be sold under the plan if the price per share is $16.5 or higher,
•	2 million shares may be sold under the plan if the price per share is $26.7 or higher,
•	3 million shares may be sold under the plan if the price per share is $43.2 or higher, and
•	4 million shares may be sold under the plan if the price per share is $69.9 or higher.
•	The number of shares to be sold under the plan on each trading day shall not exceed 8% of the reported daily trading volume of the shares on such day.

Infrastructure Construction Update

Rockdale, Texas – 100 MW Hydro-cooling conversion energization commenced:

•	Cooling system will be delivered and installed in phases in Q1 2025.
•	Energization began in early March 2025.
•	Planning for energization in accordance with the phase of delivery of mining rigs.

Tydal, Norway – 175 MW site expansion anticipated to be fully energized by mid-2025:

•
Installation of the transformers has been completed, with the delivery and installation of electrical equipment currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and drainage systems construction is ongoing.

•	Tydal, Norway Phase 1 40 MW expansion pending regulatory approval. Energization of the full 175 MW site is expected to occur no later than mid-2025, subject to regulatory approval.

Massillon, Ohio – 221 MW site construction has begun ahead of schedule:

•	Substation construction is underway and is expected to be completed in Q3 2025.
•	Building design is completed and construction has begun earlier than expected, estimated to be completed in phases between Q3 and Q4 2025.
•	Estimated energization is expected to be completed in phases over Q3 and Q4 2025.

Clarington Phase 2, Ohio – 304 MW is still pending approval and in negotiation with the landlord.

Jigmeling, Bhutan – 500 MW site is progressing well, with the following key milestones achieved:

•	Construction of transformer and container foundations in progress and will be completed in phases, with the last phase expected by the end of March 2025.
•	132kv/140MW and 220kv/360MW substation designs are completed, and construction will be completed in phases over Q1 and Q2 2025.
•	Orders for the procurement of transformers and electrical equipment have been placed, with delivery and installation work to be completed in phases over Q1 and Q2 2025.
•	Procurement and delivery of containers and hydro-cooling systems are in progress, will be completed in phases over Q1 and Q2 2025.

Fox Creek, Alberta – 101 MW site acquired in Alberta sits on 19 acres is fully licensed and permitted:

•	Acquisition includes all permits and licenses to construct an on-site natural gas power plant, as well as approval for a 99 MW grid interconnection with Alberta Electric System Operator (“AESO”).
•	Bitdeer will develop and construct the power plant in partnership with a leading Engineering, Procurement and Construction (“EPC”) company and is expected to be energized by Q4 2026.

Site / Location	Capacity (MW)	Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[5]
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Pending Regulatory Approval
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Q4 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-to-late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
- Alberta, Canada	99	In planning	Q4 2026
Total pipeline capacity	1,744
Total global electrical capacity	2,639

4 Indicative timing. All timing references are to calendar quarters and years.
5 Figures may not add up due to rounding.

Upcoming Conferences and Events

o	March 11 – 12, 2025: Cantor Global Technology Conference in New York City
o	March 16 – 18, 2025: 37th Annual ROTH Growth Conference in Dana Point, California
o	March 18 – 20, 2025: Jefferies 6th Asia Forum in Hong Kong
o	April 8, 2025: JonesResearch Healthcare and Technology Innovation Conference in Las Vegas, Nevada
o	May 21 – 22, 2025: B. Riley 25th Annual Investor Conference in Marina del Rey
o	May 28, 2025: Orange Group 2nd Annual Sell-side and Buy-side Conference during Bitcoin 2025 in Las Vegas, Nevada

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting
Nishant Sharma
bitdeer@blocksbridge.com